SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9 June 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Blocklisting Application dated 26 May 2006
99.2	Director/PDMR Shareholding dated 26 May 2006
99.3	Director/PDMR Shareholding dated 30 May 2006
99.4	Director/PDMR Shareholding dated 30 May 2006
99.5	Director/PDMR Shareholding dated 1 June 2006
99.6	Director/PDMR Shareholding dated 1 June 2006
99.7	Transaction in Own Shares dated 5 June 2006
99.8	Holding(s) in Company dated 7 June 2006
99.9	Director/PDMR Shareholding dated 7 June 2006

99.1

InterContinental Hotels Group PLC

26 May 2006

Application has been made to The UK Listing Authority and the London Stock
Exchange for a block listing of 3 million Ordinary shares of 10 pence each under the InterContinental Hotels Group PLC Executive Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.
The shares shall rank equally with the existing issued shares of the Company.

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and
     24.
(2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and
     24.
(3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act
1985; or (iii) both (i) and (ii)

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities

Richard Solomons

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Richard Solomons

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

10 pence ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Solomons

Karen Solomons

8 State the nature of the transaction

Transfer of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

11. Number of shares, debentures or financial instruments relating to shares disposed

Richard Solomons transferred 58,802 shares to Karen Solomons

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

13. Price per share or value of transaction

N/A

14. Date and place of transaction

25 May 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

105,203 ordinary shares

16. Date issuer informed of transaction

26 May 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

.....................................

18. Period during which or date on which it can be exercised

N/A

.....................................

19. Total amount paid (if any) for grant of the option

N/A

.....................................

20. Description of shares or debentures involved (class and number)

N/A

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

.....................................

22. Total number of shares or debentures over which options held following notification

N/A

.....................................

23. Any additional information

N/A

.....................................

24. Name of contact and telephone number for queries

Liz Searle 01753 410 246

.....................................

Name and signature of duly authorised officer of issuer responsible for making notification

Liz Searle 01753 410 246

Date of notification

26 May 2006

99.3

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a purchase of shares on 25 May 2006 and a release to participants (not
Directors) under the Executive Share Option Plan on 23 May 2006,
InterContinental Hotels Group PLC confirms that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as
detailed below:

Number of shares/amount of stock purchased -                750,000
Currency and price -                                        £9.057412 per share
Number of shares/amount of stock disposed -                 6,853
Total holding in the Trust following this notification -    2,885,928 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.4

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release to participants (not Directors) under the Executive Share
Option Plan on 30 May 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share
Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                94,290
Total holding in the Trust following this notification -   2,791,638 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.5

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release to participants (not Directors) under the Executive Share
Option Plan on 31 May 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share
Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -                       22,046
Total holding in the Trust following this notification -          2,769,592 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.6

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Following a release to participants (not Directors) under the Executive Share
Option Plan on 1 June 2006, InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC Employee Share
Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed -               145,205
Total holding in the Trust following this notification -  2,624,387 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.7

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that today it purchased for cancellation 100,001 of its ordinary shares at a price of 939,5372p per share.

99.8

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Fund                                                                  Holding
Barclays Capital Inc                                                  2,246,141
Barclays Private Bank and Trust Ltd                                   511
Barclays Global Fund Advisors                                         1,650,418
Barclays Life Assurance Co Ltd                                        585,553
Barclays Global Investors Australia Ltd                               38,683
Barclays Private Bank Ltd                                             28,429
Barclays Global Investors, N.A.                                       3,171,556
Barclays Bank Trust Company Ltd                                       143,924
Gerrard Ltd                                                           582,372
Barclays Capital Securities Ltd                                       3,875,943
Barclays Global Investors Japan Ltd                                   41,845
Barclays Private Bank and Trust Ltd                                   1,091
Barclays Global Investors Ltd                                         4,163,646
Barclays Global Investors Japan Trust & Banking                       491,114

Total                                                                 17,021,226

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

2 June 2006

11) Date company informed

7 June 2006

12) Total holding following this notification

17,021,226

13) Total percentage holding of issued class following this notification

4.02%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Liz Searle 01753 410 246

16) Name and signature of authorised company official responsible for making this notification

Liz Searle

17) Date of notification

7 June 2006

99.9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
         16, 23 and 24.
(2)      An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
         16, 23 and 24.
(3)      An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)      An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance With Dr 3.1.4r(1)(a)

3. Name of person discharging managerial responsibilities/director

Richard Hartman

(Director)

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Personal Interest

5. State the nature of the transaction

Private sale of shares

6. Date issuer informed of transaction

7 June 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

7. Date of Award

N/A

8.  Period during which or date on which it can be exercised

N/A

9.  Total amount paid (if any) for grant of the option

N/A

10.  Description of shares or debentures involved (class and number)

31,871 Ordinary Shares sold at US$17.1083 per share

108,799 Ordinary Shares sold at £9.25736

11.  Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

12. Total number of shares or debentures over which awards held following notification

43,012 Ordinary Shares

13.  Name of contact and telephone number for queries

Chloe Barry, 01753 410 244

14. Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, 01753 410 242

15. Date of notification

7 June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	9 June 2006